UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                     FORM 4

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Elliott Associates, L.P.
       712 Fifth Avenue
       New York, New York 10019

2.     Issuer Name and Ticker Trading Symbol

       Illinois Superconductor Corporation (ISCO)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       12/99

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [x] Director [ ] Officer  (give title below) [ ] Chairman [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person

                                  (Page 1 of 7)


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Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.     Title of Security (Instr. 3)

             (a) - (w) Common Stock

2.     Transaction Date (Month/Day/Year)

             (a)  12/01/99  (b)  12/02/99 (c) 12/02/99 (d) 12/03/99 (e) 12/06/99
             (f)  12/07/99  (g)  12/09/99 (h) 12/10/99 (i) 12/13/99 (j) 12/14/99
             (k)  12/15/99  (l)  12/16/99 (m) 12/17/99 (n) 12/20/99 (o) 12/21/99
             (p)  12/22/99  (q)  12/27/99 (r) 12/29/99 (s) 12/30/99 (t) 12/31/99
             (u) 12/06/99 (v) 12/14/99 (w) 12/31/99

3.     Transaction Code (Inst. 8)

             (a)  S  (b) S (c) S (d) S (e) S (f) S (g) S (h) S (i) S (j) S (k) S
             (l)  S  (m) S (n) S (o) S (p) S (q) S (r) S (s) S (t) S (u) C (v) C
             (w) C

                                  (Page 2 of 7)

       V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             Amount:

                 (a) 5,000 (b) 5,000 (c) 100,000 (d) 25,000 (e) 35,000 (f) 1,500
                 (g) 20,000 (h) 15,000 (i)  132,500  (j)  180,000 (k) 55,000 (l)
                 60,000  (m)  17,500 (n) 15,000 (o) 37,500 (p) 12,500 (q) 15,000
                 (r) 10,000 (s) 75,000 (t) 30,000 (u)  309,417  (v)  257,958 (w)
                 516,388

             (A) or (D):

                 (a) D (b) D (c) D (d) D (e) D (f) D (g) D (h) D (i) D (j) D (k)
                 D  (l)  D (m) D (n) D (o) D (p) D (q) D (r) D (s) D (t) D (u) A
                 (v) A (w) A

                                  (Page 3 of 7)


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             Price:

                 (a)  $.4400  (b)  $.4690  (c)  $.4451 (d) $.4400 (e) $.4400 (f)
                 $.4400  (g)  $.4288 (h) $.4200 (i) $.4300 (j) $.4497 (k) $.4245
                 (l)  $.4200  (m)  $.4200  (n)  $.4200 (o) $.3907 (p) $.4000 (q)
                 $.3700 (r) $.3600 (s) $.3800  (t)$1.7353  (u) $.2500 (v) $.2500
                 (w) $.2500

5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

             (a) - (w) 546,937

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

             (a) - (w) D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

             Not Applicable.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                  (Page 4 of 7)


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Table II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

             (a) 2% Senior Convertible Notes due May 15, 2002 (b) 2% Senior Convertible Notes due May 15, 2002 (c) 2% Senior Convertible Notes due May 15, 2002 (d) 10% Convertible Notes due January 2,2001 (e) 10% Warrants (f) Option to Purchase

2.     Conversion or Exercisable Price of Derivative Security

             (a) $.25
             (b) $.25
             (c) $.25
             (d) $.25
             (e) $.25
             (f) $1,388,890*

3.     Transaction Date (Month/Day/Year)

             (a) 12/06/99
             (b) 12/14/99
             (c) 12/31/99
             (d) 12/29/99
             (e) 12/29/99
             (f) 12/29/99

4.     Transaction Code (Instr. 8)

       Code

             (a) C
             (b) C
             (c) C
             (d) X
             (e) X
             (f) X

       V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (A)

             (d) $277,778 face amount
             (e)  111,111

       (D)

             (a) $75,000 face amount plus accrued interest thereon (b) $62,500 face amount plus accrued interest thereon (c) $125,000 face amount plus accrued interest thereon (f) $277,778 face amount of 10% Convertible Notes and
                   111,111 10% Warrants (portion of Option disposed of)

                                  (Page 5 of 7)


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6.     Date Exercisable and Expiration Date (Month/Day/Year)

       Date Exercisable:

             (a) Immediately
             (b) Immediately
             (c) Immediately
             (d) Immediately
             (e) Immediately
             (f) Immediately

       Expiration Date:

             (a) 05/15/02
             (b) 05/15/02
             (c) 05/15/02
             (d) 01/02/01
             (e) 11/05/04
             (f) 08/05/00

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

       Title:

             (a) Common Stock
             (b) Common Stock
             (c) Common Stock
             (d) Common Stock
             (e) Common Stock
             (f) 10% Convertible Notes and 10% Warrants

       Amount or Number of Shares:

             (a)   309,417
             (b)   257,958
             (c)   516,388
             (d) 1,111,112
             (e)   111,111
             (f) $277,778 face amount of 10% Convertible Notes and 111,111 10% Warrants (portion of Option disposed of)

8.     Price of Derivative Security (Inst. 5)

             (a) $.25
             (b) $.25
             (c) $.25
             (d) and (e) $277,778#
             (f) $277,778

9.   Number of Derivative Securities  Beneficially Owned at End of Month (Instr.
     4)

             (a), (b) and (c) $723,611 face amount
             (d) $555,556 face amount
             (e)  222,222
             (f) $1,111,112 face amount of 10% Convertible Notes and
                   444,445 10% Warrants

                                  (Page 6 of 7)

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

             (a) D
             (b) D
             (c) D
             (d) D
             (e) D
             (f) D

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

             Not Applicable.

Explanation of Responses:

       * Represents exercise price for entire Option prior to the partial exercise reported on this Form 4.

# Aggregate price as Option must be exercised for both 10% Convertible Notes and 10% Warrants

**Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       Date: January 10, 2000

                 ELLIOTT ASSOCIATES, L.P.


                 By: /s/ Paul E. Singer
                           Paul E. Singer
                           General Partner

                 **Signature of Reporting Person


                                  (Page 7 of 7)